Exhibit 99.2

Unaudited interim condensed

consolidated Financial

Statements

of Orion Engineered Carbons S.A., Luxembourg,

as at September 30, 2014

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.A.

as at September 30, 2014 – unaudited

		Sep 30, 2014	Dec 31, 2013
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill	5	48,512	48,512
Other intangible assets		114,817	125,501
Property, plant and equipment		343,578	333,454
Investment in joint ventures		4,483	4,608
Other financial assets	7	7,678	1,691
Other assets		2,675	4,119
Deferred tax assets	8	51,326	43,105

		573,068	560,990

Current assets
Inventories	6	142,747	123,171
Trade receivables		222,707	197,623
Emission rights		—	1,977
Other financial assets	7	4,349	637
Other assets		37,085	40,151
Income tax receivables	8	11,755	11,938
Cash and cash equivalents		83,911	70,478

		502,554	445,975

		1,075,622	1,006,965

		Sep 30, 2014	Dec 31, 2013
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		59,635	43,750
Reserves		81,279	(99,048)
Profit or loss for the period	3	(47,629)	(18,953)

		93,285	(74,251)

Non-current liabilities
Pension provisions		42,221	35,943
Other provisions		14,714	15,014
Liabilities to shareholders		—	256,161
Financial liabilities	7	664,733	538,175
Other liabilities		2,080	1,368
Deferred tax liabilities	8	45,695	43,797

		769,443	890,458

Current liabilities
Other provisions		40,104	44,268
Liabilities to banks		9,577	2,103
Trade payables		122,691	99,511
Other financial liabilities	7	6,763	15,828
Income tax liabilities	8	13,030	5,969
Other liabilities		20,730	23,079

		212,895	190,758

		1,075,622	1,006,965

Interim condensed consolidated income statements

of Orion Engineered Carbons S.A.

for the nine months ended September 30, 2014 and 2013 - unaudited

		July 1 to Sep 30, 2014	July 1 to Sep 30, 2013	Jan 1 to Sep 30, 2014	Jan 1 to Sep 30, 2013
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	3	329,808	336,054	1,001,565	1,027,764
Cost of sales		(252,466)	(267,244)	(773,581)	(813,830)

Gross profit	3	77,342	68,810	227,984	213,934

Selling expenses		(23,790)	(21,709)	(74,185)	(69,399)
Research and development costs		(3,280)	(2,347)	(9,338)	(7,710)
General and administrative expenses		(14,114)	(12,261)	(39,906)	(37,764)
Other operating income	4	438	1,784	2,921	7,409
Other operating expenses	4	(9,112)	(6,449)	(24,707)	(24,548)

Operating result (EBIT)		27,484	27,827	82,769	81,922

Finance income	4	24,592	8,532	27,591	255
Finance costs	4	(92,396)	(26,450)	(147,522)	(74,204)
Share of profit or loss of joint ventures		180	84	345	182

Financial result		(67,624)	(17,834)	(119,586)	(73,767)

Profit or loss before income taxes		(40,140)	9,993	(36,817)	8,155

Income taxes	8	(641)	(4,522)	(10,812)	(10,154)

Profit or loss for the period		(40,781)	5,471	(47,629)	(1,999)
Earnings per Share (EUR per share)*, basic		(0.68)	0.09	(0.80)	(0.03)
Earnings per Share (EUR per share)*, diluted		(0.68)	0.09	(0.80)	(0.03)

*	Based on 59,635,126 actual shares as of September 30, 2014.

Interim condensed consolidated statements of comprehensive income of Orion Engineered Carbons S.A.

for the nine months ended September 30, 2014 and 2013 – unaudited

	July 1 to Sep 30, 2014	July 1 to Sep 30, 2013	Jan 1 to Sep 30, 2014	Jan 1 to Sep 30, 2013
	In EUR k	In EUR k	In EUR k	In EUR k

Profit or loss for the period	(40,781)	5,471	(47,629)	(1,999)

Exchange differences on translation of foreign operations
Change in unrealized gains/losses	12,788	(2,866)	22,426	(15,043)

Unrealized net gains/losses on cash flow hedges
Change in unrealized gains/losses	1	114	1	612
Income tax effects	—	(35)	—	(184)

	1	79	1	428

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	12,788	(2,787)	22,427	(14,615)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	(4,986)	(48)	(5,070)	2,442
Income tax effects	1,601	10	1,621	(737)

	(3,385)	(38)	(3,449)	1,705

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(3,385)	(38)	(3,449)	1,705

Other comprehensive income, net of tax	9,404	(2,825)	18,978	(12,910)

Total comprehensive income (loss), net of tax	(31,377)	2,646	(28,651)	(14,909)

Interim condensed consolidated statements of cash flows

of Orion Engineered Carbons S.A.

for the nine months ended September 30, 2014 and 2013 – unaudited

	Jan 1 to Sep 30, 2014	Jan 1 to Sep 30, 2013
	In EUR k	In EUR k
Profit or loss for the period	(47,629)	(1,999)

Income taxes	(10,812)	(10,154)

Profit or loss before income taxes	(36,817)	8,155

Depreciation and amortization of intangible assets and property, plant and equipment	57,073	46,247
Other non-cash expenses/income	163	(8,990)
Increase/decrease in trade receivables	(14,779)	(8,210)
Increase/decrease in inventories	(14,472)	9,574
Increase/decrease in trade payables	19,912	16,815
Increase/decrease in provisions	(5,427)	(1,040)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	(2,215)	18,076
Finance income	(27,591)	(255)
Finance costs	147,522	74,204
Cash paid for income taxes	(11,134)	(19,555)

Cash flows from operating activities	112,234	135,021

Cash paid for the acquisition of intangible assets and property, plant and equipment	(37,201)	(58,604)

Cash flows from investing activities	(37,201)	(58,604)

Cash received from borrowings, net of transaction costs	652,989	8,121
Repayments of borrowings	(620,573)	—
Interest and similar expenses paid	(111,611)	(87,193)
Interest and similar income received	15,601	515

Cash flows from financing activities	(63,594)	(78,557)

Change in cash	11,440	(2,140)

Change in cash resulting from exchange rate differences	1,993	(2,438)
Cash and cash equivalents at the beginning of the period	70,478	74,862

Cash and cash equivalents at the end of the period	83,911	70,284

Composition of cash and cash equivalents

Bank balances and petty cash	83,911	70,284

Interim condensed consolidated statements of changes in equity of Orion Engineered Carbons S.A.

for the nine months ended September 30, 2014 – unaudited

In EUR k		Subscribed capital	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for actuarial gains (losses) on defined benefit plans	Loss carried forward	Total reserves	Profit or loss for the period	Total equity
Jan 1 to Sep 30, 2013	As at Jan 01, 2013	43,750	55,842	2,243	32	(5,422)	(93,212)	(40,517)	—	3,233
	Profit or loss for the period	—		—		—		—	(1,999)	(1,999)
	Other comprehensive income, net of tax	—	—	(15,043)	428	1,705	—	(12,910)	—	(12,910)

	Total comprehensive income, net of tax	—	—	(15,043)	428	1,705	—	(12,910)	(1,999)	(14,909)

	Changes to the capital reserves	—	(36,723)	—	—	—	—	(36,723)	—	(36,723)

	As at Sep 30, 2013	43,750	19,119	(12,800)	460	(3,717)	(93,212)	(90,150)	(1,999)	(48,399)

Jan 1 to Sep 30, 2014	As at Jan 01, 2014	43,750	19,119	(18,437)	(1)	(6,517)	(112,165)	(118,001)	—	(74,251)
	Profit or loss for the period	—	—	—	—	—	—	—	(47,629)	(47,629)
	Other comprehensive income, net of tax	—	—	22,426	1	(3,449)	—	18,978	—	18,978

	Total comprehensive income, net of tax	—	—	22,426	1	(3,449)	—	18,978	(47,629)	(28,651)

	Changes due to capital increase	15,885	180,303	—	—	—	—	180,303	—	196,188

	As at Sep 30, 2014	59,635	199,421	3,989	—	(9,966)	(112,165)	81,279	(47,629)	93,285

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.A., Luxembourg, as at September 30, 2014

1.	Organization and principal activities	8
2.	Basis of preparation of the interim condensed consolidated financial statements	9
3.	Operating information	11
4.	Other operating income, other operating expenses, financial result	13
5.	Impairment	14
6.	Inventories	14
7.	Financial assets and liabilities	15
8.	Deferred and current taxes	16
9.	Contingent liabilities and other financial obligations	17
10.	Related parties	20

1.	Organization and principal activities

Orion Engineered Carbons S.A. (formerly known as Kinove Luxembourg Holdings 2 S.à r.l., and referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 15, rue Edward Steichen, L-2540 Luxembourg.

Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. Orion’s fiscal year is the same as that of the Orion Group. The fiscal year is the calendar year.

On July 29, 2011, Orion completed the acquisition of the Carbon Black business of the Evonik Industries Group (“Evonik”) (the “Acquisition”). For this purpose, investment funds managed by affiliates of Rhône Capital L.L.C., investment funds managed directly or indirectly by Triton Managers III Limited and TFF III Limited (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à r.l. (“LuxCo1”) and other holding companies (including Orion).

On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of USD 18.00 per share (the “IPO”). The common shares were sold by LuxCo1, the majority shareholder in the Company. The Company did not receive any proceeds from the sale of common shares in the IPO, although LuxCo1 made a contribution to the subscribed capital and the reserves of the Company coincident with the IPO of EUR 212.2 million. On July 28, 2014, the Company changed its legal form and became a Luxembourg joint stock corporation (société anonyme or S.A.) and changed its name to “Orion Engineered Carbons S.A.” There are 59,635,126 common shares outstanding post IPO.

Orion is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).

Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades varying in primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.

The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.

As at September 30, 2014, Orion operates 13 wholly owned production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Another eleven holding companies and one service company also belong to the Orion Group.

Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.

The Group’s unaudited interim condensed financial statements were authorized for issue by management on November 10, 2014.

2.	Basis of preparation of the interim condensed consolidated financial statements

Basis of preparation

The interim condensed consolidated financial statements as at and for the nine months period ended September 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (“IFRS IC”, formerly International Financial Reporting Interpretations Committee) applicable for the period ended September 30, 2014 have been applied.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2013.

The interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding differences, figures in tables may differ slightly from the actual figures.

First-time adoption of accounting standards

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013. The following amendments to IFRS standards which were adopted on January 1, 2014, did not have any impact on the accounting policies, financial position or performance of the Group:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The Group has not novated its derivatives during the current period.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs.

•	IFRS 3 Accounting for contingent consideration in a business combination – Amendment to IFRS 3

These amendments clarify that a contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

•	IAS 40 Interrelationship of IFRS 3 and IAS 40 – Amendment to IAS 40

These amendments clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. The description of ancillary services in IAS 40 differentiates between investment property and owner occupied property. IFRS 3 is used to determine if the transaction is the purchase of an asset or a business combination.

Accounting standards issued but not yet effective

By the time the Group’s interim condensed consolidated financial statements were published, the IASB had issued further accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the consolidated financial statements of the Group will be adopted when they become effective.

The following relevant pronouncements by the IASB and IFRSIC were not effective on the reporting date of September 30, 2014 and were not applied by the Group:

•	IFRS 9 Financial instruments

IFRS 9 issued on July 24, 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 will be effective as of January 1, 2018.

The adoption of IFRS 9 will have an effect on the classification and measurement of Orion’s financial statements and potentially on the hedge accounting model used by the Group. We have started to analyze the overall effect of IFRS 9 in order to offer a comprehensive presentation.

•	IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

These narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendments are effective from July 1, 2014. Orion does not expect these amendments to have a significant effect on its financial statements.

•	IFRS 8 Operating Segments

As part of the annual improvement project, changes to IFRS 8 Operating segments were made. These amendments require entities to disclose the factors that are used to identify the entity’s reportable segments when operating segments have been aggregated and to clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should be disclosed, if that amount is regularly provided to the chief operating decision maker.

•	IFRS 15 Revenue from contracts with customers

The IASB issued IFRS 15 on May 28, 2014, IFRS 15 intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. IFRS 15 will become effective as of January 1, 2017. Orion will analyze the overall effect of IFRS 15 in order to offer a comprehensive presentation.

•	IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

On 12 May 2014, the IASB published the (final) amendments to IAS 16 and IAS 38. The amendments are effective for annual periods beginning on or after 1 January 2016 with early application permitted. The amendments deal with the clarification of acceptable methods of depreciation and amortisation. We have started to analyze the overall effect of IAS 16 and IAS 38 in order to offer a comprehensive presentation.

3.	Operating information

Operating segments

The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.

The executive management committee, which is comprised of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. The performance of the segments is assessed by reference to adjusted EBITDA as defined in the financing arrangement relating to the acquisition of shares (see below) and evaluated in accordance with the profit or loss. Group financing (including finance costs and finance income), non-recurring expenses and income, and income taxes are managed on a group basis and are not allocated to operating segments. The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.

Other adjustments are not allocated to the individual segments as the underlying financial instruments are managed on a group basis.

Segment reconciliation for the three months ended September 30, 2014 and 2013:

	In EUR k			In EUR k
	For the three months ended Sep 30,			For the three months ended Sep 30,
	2014			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	228,775	101,033	329,808	235,860	100,194	336,054
Cost of sales	(185,489)	(66,978)	(252,466)	(200,262)	(66,982)	(267,244)
Gross profit	43,287	34,055	77,342	35,598	33,212	68,810
Adjusted EBITDA	26,334	26,898	53,232	23,658	26,973	50,631
Adjusted EBITDA Margin	11.51%	26.62%	16.14%	10.03%	26.92%	15.07%

	In MT			In MT
Sales Volume	195.41	50.98	246.39	195.22	49.69	244.91

Segment reconciliation for the nine months ended September 30, 2014 and 2013:

	In EUR k			In EUR k
	For the nine months ended Sep 30,			For the nine months ended Sep 30,
	2014			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	694,953	306,612	1,001,565	727,998	299,766	1,027,764
Cost of sales	(569,199)	(204,382)	(773,581)	(612,865)	(200,965)	(813,830)
Gross profit	125,754	102,230	227,984	115,133	98,801	213,934
Adjusted EBITDA	79,779	79,422	159,201	71,092	76,502	147,594
Adjusted EBITDA Margin	11.48%	25.90%	15.90%	9.77%	25.52%	14.36%

	In MT			In MT
Sales Volume	597.21	154.38	751.59	592.82	145.29	738.11

The total contribution margin for the three months ended September 30, 2014 (three months ended September 30, 2013) amounted to EUR 106,094k (EUR 100,305k). The total contribution margin in EUR/MT amounted to EUR 431 for the three months ended September 30, 2014 and EUR 410 for three months ended September 30, 2013. Contribution Margin represents revenue less variable costs such as cost of raw materials, packaging, utilities and distribution.

The total contribution margin for the nine months ended September 30, 2014 amounted to EUR 316,219k (EUR 302,253k for the nine months ended September 30, 2013). The total contribution margin in EUR/MT amounted to EUR 421 for the nine months ended September 30, 2014 and EUR 409 for the nine months ended September 30, 2013. Contribution Margin represents revenue less variable costs such as cost of raw materials, packaging, utilities and distribution.

Definition of “adjusted EBITDA”

“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and in accordance with the terms of the new bank term loan as well as the terms of the redeemed senior secured notes discussed in Note 4 below, “adjusted EBITDA” is defined as EBITDA adjusted for non-recurring income and expenses and profit or loss from joint ventures. Non-recurring income and expenses are effects resulting from items that management considers to be one-off or non-operating. “Adjusted EBITDA” is the management’s measure of the segment result.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the three months ended Sep 30,		For the nine months ended Sep 30,
	2014	2013	2014	2013
Adjusted EBITDA	53,232	50,631	159,201	147,594
Share of profit of joint venture	(180)	(84)	(345)	(182)
Restructuring expenses (1)	(860)	(2,172)	(3,007)	(7,647)
Consulting fees related to Group strategy (2)	(1,686)	(2,537)	(3,864)	(8,223)
Expenses related to capitalized emission rights	—	(147)	—	(2,706)
Other non-operating (3)	(3,833)	(257)	(12,144)	(668)
EBITDA	46,673	45,434	139,841	128,168
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(19,189)	(17,608)	(57,073)	(46,247)
Earnings before taxes and finance income/costs (operating result (EBIT))	27,484	27,827	82,769	81,922
Other finance income	24,592	8,532	27,591	255
Share of profit of joint ventures	180	84	345	182
Finance costs	(92,396)	(26,450)	(147,522)	(74,204)
Income taxes	(641)	(4,522)	(10,812)	(10,154)
Profit or loss for the period	(40,781)	5,471	(47,629)	(1,999)

(1)	Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.
(2)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3)	Other non-operating expenses in 2014 now include all IPO related costs.

Geographic information by legal entity

Revenues	In EUR k
	For the three months ended Jun 30,		For the nine months ended Sep 30,
	2014	2013	2014	2013
Germany	125,724	130,720	388,561	402,588
United States	100,532	96,766	292,259	286,964
South Korea	60,814	62,941	188,349	194,530
Brazil	20,668	23,103	68,010	71,401
South Africa	15,414	15,951	43,115	49,876
Other	5,241	4,731	15,805	15,811
Rest of Europe*	1,416	1,842	5,466	6,594

Total	329,808	336,054	1,001,565	1,027,764

*	Country of domicile of the Group (Luxembourg) EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Sep 30,	As at Dec 31,
	2014	2013
Germany	156,572	171,630
Sweden	64,698	65,083
Italy	60,238	63,559
Poland	38,829	38,764
Rest of Europe	13,687	15,787

Subtotal Europe	334,024	354,823

United States	62,902	50,254
South Korea	68,034	63,267
South Africa	24,548	22,593
Brazil	17,219	16,301
Other	180	229

Total	506,907	507,467

Non-current assets mainly consist of property, plant and equipment and intangible assets including goodwill.

4.	Other operating income, other operating expenses, financial result

Other operating income decreased by EUR 4,489k from EUR 7,409k for the nine months ended September 30, 2013 to EUR 2,921k for the nine months ended September 30, 2014 primarily due to reduced income from cost transfers to business partners of EUR 1,276k, a decrease in gains from foreign currency translation of EUR 1,204k and a decrease in gains from the valuation of derivatives of EUR 1,029k. The remaining decrease is related to reduced other miscellaneous income.

Other operating expenses increased by EUR 159k from EUR 24,548k for the nine months ended September 30, 2013 to EUR 24,707k for the nine months ended September 30, 2014. Other operating expenses for the nine months ended September 30, 2014 mainly include non-recurring expenses of EUR 19,014k (nine months ended September 30, 2013: EUR 19,244k), losses from the valuation of foreign exchange derivatives for operational currency fluctuation exposures of EUR 2,252k (nine months ended September 30, 2013: EUR 1,813k) and losses from write down of receivables of EUR 1,702k. In the nine months ended September 30, 2013 losses from foreign currency translation amounted to EUR 2,229k.

Financial result includes finance income, finance costs and share of profit or loss of joint ventures. The negative financial result increased by EUR 45,819k from EUR 73,767k for the nine months ended September 30, 2013 to EUR 119,586k for the nine months ended September 30, 2014.

Financial expenses increased by EUR 73,318k from EUR 74,204k for the nine months ended September 30, 2013 to EUR 147,522k for the nine months ended September 30, 2014. This increase is mainly due to the refinancing of the Group’s indebtedness concurrently with the IPO. The one time effects on July 25, 2014 related to early redemption fees on Euro denominated bond liabilities amounting to EUR 21,300k, early redemption fees on USD denominated bond liabilities of EUR 15,016k, the discharge of capitalized transaction expenses from our redeemed bond financing and revolving credit facility of EUR 16,292k and realized foreign currency losses on the USD portion of the old financing amounting to EUR 11,673k. In the period from January 1, 2014 to July 25, 2014 we incurred regular expenses from our old financing structure totaling to EUR 52,163k. For the period from July 26, 2014 to September 30, 2014 we incurred expenses from our new financing structure amounting to EUR 7,202k. Consequently, interest expense for long-term indebtedness for the nine months period ended September 30, 2014 totals to EUR 59,365k (nine months ended September 30, 2013 EUR 69,149k). Financial Expenses in 2014 also include unrealized foreign currency losses on our new USD 358 million bank term loan amounting to EUR 18,560k due to the Euro depreciating against the U.S. Dollar from 1.3461 EUR/USD as at July 25, 2014 to 1.2583 EUR/USD as at September 30, 2014.

Financial income increased by EUR 27,336k from EUR 255k for the nine months ended September 30, 2013 to EUR 27,591k for the nine months ended September 30, 2014. Financial income in 2014 is mainly due to realized gains from foreign currency derivatives of EUR 14,885k and unrealized gains from foreign currency derivatives of EUR 3,479k. These gains result from short term foreign currency hedges securing foreign currency losses from our USD bank term loan entered into concurrently with the IPO. Additionally the increase in 2014 is due to unrealized foreign currency gains of EUR 8,421k.

5.	Impairment

Goodwill

Goodwill is not amortized, but instead tested for impairment annually in the fourth quarter based on September 30 actual results, as well as whenever there are events or changes in circumstances (“triggering events”) which suggest that the carrying amount may not be recoverable.

The key assumptions used to determine the recoverable amount for the different groups of cash generating units (“CGU”) were disclosed in the annual financial statements for the period ended December 31, 2013.

Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties

Carrying amount of goodwill allocated to each of the groups of CGUs:

•	Rubber EUR 27,547k

•	Specialties EUR 20,965k

As at September 30, 2014, management did not identify any indicators of impairment.

6.	Inventories

Inventories of EUR 629,341k were recognized as an expense for the nine months ended September 30, 2014 (EUR 652,501k for the nine months ended September 30, 2013).

7.	Financial assets and liabilities

Financial assets and liabilities at fair value through profit and loss

Financial assets and liabilities at fair value through profit or loss are those commodity future contracts that do not qualify for hedge accounting. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.

Fair value hierarchy

The fair value of financial instruments recognized in the statement of financial position at their fair value is calculated using a three-level hierarchy on the basis of the lowest level input that is significant to the fair value measurement as a whole.

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The table below presents the allocation of the fair values to the hierarchy levels as at September 30, 2014 and December 31, 2013.

	In EUR k			In EUR k
	As at Sep 30,			As at Dec 31,
	2014			2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives		9,654			453
Financial liabilities measured at fair value
Liabilities from derivatives		504			4,081

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts and commodity forward contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. All derivative contracts are fully cash collateralized, thereby eliminating both counterparty and the Group’s own non-performance risk. As at September 30, 2014, the marked-to-market value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

During the nine months ended September 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 2 fair value measurements.

The receivables from derivatives of EUR 9,654k as at September 30, 2014 (EUR 453k as at 31 December 2013), are presented in other non-current financial assets with an amount of EUR 6,156k and in other current financial assets with an amount of EUR 3,498k (EUR 453k as at December 31, 2013).

The liabilities from derivatives of EUR 4,081k as at 31 December 2013 are presented in non-current financial liabilities (EUR 3,448k) and other current financial liabilities (EUR 633k).

On July 25, 2014 Orion refinanced its then existing indebtedness. Orion entered into a new 665 million EUR equivalent credit facility term loan (term loan liability denominated in USD: 358 million, term loan liability denominated in EUR: 399 million) with original maturity date of July 25, 2021. The proceeds from the new term loan were used to redeem the total outstanding principal amount and all accrued interest of the Group’s U.S.-Dollar and Euro senior secured Notes as well as early redemption fees. An amount of approximately EUR 309.4 million and USD 304.1 million was paid on July 25, 2014. Orion also discharged its Preferred Equity Certificates (“B PECs” also referred to as the shareholder loan) in full (including all accrued yield to the discharge date) by paying USD 110 million in cash to LuxCo 1. The remaining amount of B PECS after this payment (USD 285.9 million) was contributed to Orion in consideration for 15.9 million new shares (assigned a nominal value of 1 EUR each) and the remainder was treated as an equity contribution to Orion in the amount of EUR 196.4 million.

On the basis of the current interest rate level in the EU and the United States the new term loan bears interest of 5% per annum to be paid on a quarterly basis. At least 1% of the principal amount of the term loan is required to be repaid each year; Orion may make additional voluntary prepayments of the term loan.

8.	Deferred and current taxes

	In EUR k			In EUR k
	As at Sep 30,			As at Dec 31,
	2014			2013
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non- current
Deferred tax assets	51,326	16,043	35,283	43,105	—	43,105
Income tax receivables	11,755	11,755	—	11,938	11,938	—
Deferred tax liabilities	45,695	383	45,312	43,797	85	43,712
Income tax liability	13,030	8,630	4,400	5,969	5,969	—

The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards.

Income tax receivables slightly decreased from December 31, 2013 due to tax refunds from tax authorities.

Income tax liabilities increased from December 31, 2013 due to the expense calculated for the period.

9.	Contingent liabilities and other financial obligations

To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

	In EUR k
	As at Sep 30,	As at Dec 31,
Maturity	2014	2013
Less than one year	130,414	205,687
1 to 5 years	403,120	407,737
More than 5 years	237,107	227,883

Total	770,641	841,307

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. The Company received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement, and the Company has responded by providing the EPA with a counterproposal. In September 2014, Orion received an additional supplemental information request from the EPA under Section 114 of the U.S. Clean Air Act which includes a requirement for stack testing at all facilities. Orion is in the process of responding to the request. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at the Company’s U.S. facilities. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would have defenses to EPA/DOJ’s allegations.

While the Company is currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that Cabot Corporation, a competitor, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a USD 975,000 civil penalty to the EPA and fund USD 450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part the settlement that it estimates will produce capital costs of approximately USD 85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the United States than Orion does, the aggregate amount to be incurred by Orion in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher. As of mid October 2014, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that a substantial portion of the costs it would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover as it expects or at all.

The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

Korean Tax Audit

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 among other matters, and have asked us to establish why the valuation was not at a significantly higher level. A higher valuation would result in a higher capital gains tax due to the authorities, which we would be obligated to pay over as withholding agent on behalf of Evonik.

We are in the ongoing process of responding to the inquiries of the South Korean tax authorities to defend the valuation used in the Acquisition. In this context, we are working with the South Korean tax authorities to find a mutually acceptable basis to resolve this matter without the need to resort to the administrative and judicial review processes to challenge the audit results. Based on the agreements we have with Evonik, we would expect to be reimbursed from Evonik for the additional withholding taxes on Evonik’s higher capital gains and other associated penalties, interests and other taxes.

Were the authorities to prevail at the level they had initially asserted, the additional tax liability could be significant, perhaps reaching an amount in the range of EUR 40 million. However, based on our current assessments and discussions with the Korean tax authorities, we believe that a substantially lower additional tax liability is likely. Moreover, we currently do not believe that a material loss resulting from the tax audit is probable for us, as we believe any such a loss arising from the audit would to a large extent be offset by Evonik complying with its reimbursement undertakings. While it is possible that the tax liability may turn out to be higher than we expect, or that Evonik may not perform its obligation or assert that the ultimate liability exceeds their obligation, we currently do not expect the outcome of this matter to result in a material loss to Orion. Although we cannot predict when the tax liability will be incurred or any reimbursement received, we believe this matter is likely to be resolved in the current or following quarter.

Korean Labor Negotiations

The Company finalized negotiations with the Korean labor unions that represent our unionized employees in connection with a December 2013 Korean Supreme Court decision pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances should be included in ordinary wages, which form the basis for setting the overtime allowances. Our negotiations with the unions led to a settlement on the ordinary wage matter without material impact on the Company’s results of operations or cash flows and is reflected in these interim condensed financial statements.

10.	Related parties

Related parties as of September 30, 2014 are LuxCo1 and a co-investor as shareholders of Orion shareholders of LuxCo1, the sister companies of Orion in the groups of these direct and indirect shareholders and joint ventures of Orion that are accounted for using the equity method.

For the nine months ended September 30, 2014 equivalent effective interest expense of EUR 17,902k was recognized on the B PECs. For the nine months ended September 30, 2013 EUR equivalent interest expense of EUR 23,592k was recognized. Interest expense on the B PECs was expensed in 2014 for the period from January 1 to July 24 as on July 25, 2014 Orion discharged its B PECs (shareholder loan) in full (including all accrued interest to the discharge date). An amount of USD 110 million was paid in cash to LuxCo 1 and the remaining amount of B PECS after this payment (USD 285.9 million) was contributed to Luxco1 to Orion in consideration for 15.9 million new shares (assigned a nominal value of 1 EUR each) and the remainder was treated as an equity contribution to Orion in the amount of EUR 196.4 million.

On February 3, 2014, a cash payment of accrued interest for the period August 1, 2013 to January 31, 2014 of EUR 14,954k was made.

Orion received advisory services from certain entities of the Principal Shareholders under a consulting and support agreement. On September 30, 2014 an amount of EUR 1,595k was recognized in profit or loss for the nine months period. An amount of EUR 2,446k was recognized in the prior year comparable period. The advisory service agreement was terminated in conjunction with the IPO in July 2014.

Luxembourg, November 10, 2014

Orion Engineered Carbons S.A., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended September 30, 2014 and 2013 and should be read in conjunction with our publicly available prospectus related to our initial public offering of common shares of Orion Engineered Carbons S.A. which are listed on the New York Stock Exchange (the “NYSE”) under the symbol “OEC”.

We believe that certain factors as disclosed in our prospectus have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors as disclosed under “Key Factors Affecting Our Results of Operations” in our prospectus have not changed materially subsequent to our initial public offering and the date of the prospectus.

As many of the factors described in our prospectus are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied in any forward-looking statements below, include, but are not limited to, factors indicated in the prospectus under “Risk Factors” and “Note Regarding Forward-Looking Statements.”

Non-IFRS Financial Measures

Orion focuses on Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA as measures of operating performance. Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA contained in these unaudited interim condensed consolidated Financial Statements have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way Orion calculates these measures. Accordingly, Orion’s Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of the Group’s results of operations in accordance with IFRS.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from revenue. Contribution Margin per Metric Ton is calculated by dividing Contribution Margin by sales volume measured in metric tons. Contribution Margin and Contribution Margin per Metric Ton are believed to be useful since these measures indicate the portion of revenue that is not consumed by variable costs (such as raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.

Adjusted EBITDA (Non-IFRS Financial Measure)

Orion’s Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the agreement governing Orion’s bank term loan. Adjusted EBITDA is used by management to evaluate operating performance and supports the management decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect profit or loss, which is the ultimate measure of financial performance and (c) other companies, including companies in the same industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside other IFRS-based financial performance measures, such as consolidated profit or loss for the period and other IFRS financial results.

Results of Operations and Segment Discussion

Revenue

Revenue decreased by €6.2 million, or 1.9%, from €336.1 million (€100.2 million in our Specialty Carbon Black segment and €235.9 million in our Rubber Carbon Black segment) in the third quarter of 2013 to €329.8 million (€101.0 million in our Specialty Carbon Black segment and €228.8 million in our Rubber Carbon Black segment) in the third quarter of 2014. In addition to benefits from foreign currency effects sales volume slightly increased by 0.6% in the third quarter of 2014 compared to the third quarter of 2013. The increase of sales volume was more than offset by negative impacts from changes in product mix and reduced price levels, especially in the Rubber Carbon Black segment, due to the decline of carbon black oil prices in the third quarter of 2014.

Revenue decreased by €26.2 million, or 2.6%, from €1,027.8 million (€299.8 million in our Specialty Carbon Black segment and €728.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2013 to €1,001.6 million (€306.6 million in our Specialty Carbon Black segment and €695.0 million in our Rubber Carbon Black segment) for the nine months ended September 30, 2014. The decrease in year to date 2014 total revenues relates primarily to foreign currency impacts, product mix and pricing, which is in part oil related. This was offset by a 1.8 % increase in volumes.

Sales volume increased by 1.5 kmt from 244.9 kmt (49.7 kmt in our Specialty Carbon Black Segment and 195.2 kmt in our Rubber Carbon Black segment) in the third quarter of 2013 to 246.4 kmt (51.0 kmt in our Specialty Carbon Black segment and 195.4 kmt in our Rubber Carbon Black segment) in the third quarter of 2014. Increased sales volumes in the Specialty Carbon Black segment in Europe and the Americas were partly offset by reduced sales volumes in Korea. Decreased sales volumes in the Rubber Carbon Black segment in South America partly offset overall increased sales volumes in Europe, North America and Korea.

Sales volume increased by 13.5 kmt, or 1.8%, from 738.1 kmt (145.3 kmt in our Specialty Carbon Black segment and 592.8 kmt in our Rubber Carbon Black segment) in the nine months ended September 30, 2013 to 751.6 kmt (154.4 kmt in our Specialty Carbon Black segment and 597.2 kmt in our Rubber Carbon Black segment) in the nine months ended September 30, 2014. Sales volume of our Specialty Carbon Black segment mainly increased in the Americas and to a lower extent in Europe in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. Rubber Carbon Black sales volumes increased as well in the Americas and South Korea, offset by lower demand in South Africa and Europe in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013.

Cost of Sales and Gross Profit

Cost of sales decreased by €14.8 million, or 5.5%, from €267.2 million (€67.0 million in our Specialty Carbon Black segment and €200.3 million in our Rubber Carbon Black segment) in the third quarter of 2013 to €252.5 million (€67.0 million in our Specialty Carbon Black segment and €185.5 million in our Rubber Carbon Black segment) in the third quarter of 2014. This decrease is in line with lower revenue in the third quarter of 2014 compared to the third quarter of 2013 due to decreased carbon black oil prices. Additionally, fixed costs of sales in our Rubber Carbon Black segment were reduced following the closure of our Sines (Portugal) plant and efficiency improvements associated with our capital investment program. In the third quarter of 2013, we expensed €0.1 million of emission rights that were part of the business combination. In 2013, all emission rights acquired on the date of acquisition from Evonik (July 29, 2011) were used. As no new emission rights have been purchased since the acquisition and their usage now relates solely to those granted to the Company, no expense is attributable in 2014 to the usage of such rights.

Cost of sales decreased by €40.2 million, or 5.0%, from €813.8 (€201.0 million in our Specialty Carbon Black segment and €612.9 million in our Rubber Carbon Black segment) in the nine months ended September 30, 2013 to €773.6 million (€204.4 million in our Specialty Carbon Black segment and €569.2 million in our Rubber Carbon Black segment) in the nine months ended September 30, 2014. This reduction is related to lower carbon black oil prices as well as fixed cost savings due to the Sines (Portugal) closure and impacts of emission rights affecting the nine months ended September 30, 2013 only.

Gross profit increased by €8.5 million, or 12.4%, from €68.8 million (€33.2 million in our Specialty Carbon Black segment and €35.6 million in our Rubber Carbon Black segment) in the third quarter of 2013 to €77.3 million (€34.1 million in our Specialty Carbon Black segment and €43.3 million in our Rubber Carbon Black segment) in the third quarter of 2014 despite an increase in depreciation and amortization of €1.6 million resulting from increased capital investments late in 2013. This increase in gross profit was mainly driven by oil prices, which contributed an increase of 12.4%, or €8.5 million in gross profit.

Due to aforementioned impacts gross profit increased by €14.0 million, or 6.6%, from €213.9 million (€98.8 million in our Specialty Carbon Black segment and €115.1 million in our Rubber Carbon Black segment) in the nine months ended September 30, 2013, to €228.0 million (€102.2 million in our Specialty Carbon Black segment and €125.8 million in our Rubber Carbon Black segment) in the nine months ended September 30, 2014.

Selling Expenses

Sales and marketing expenses increased by €2.1 million from €21.7 million in the third quarter of 2013 to €23.8 million in the third quarter of 2014. This increase was primarily due to higher sales volume and investments in additional technical sales personnel to increase market penetration in growth markets in our Specialty Carbon Black segment in the third quarter of 2014, as compared to the third quarter of 2013.

Selling expenses increased by €4.8 million from €69.4 million in the nine months ended September 30, 2013 to €74.2 million in the nine months ended September 30, 2014 associated with higher sales volumes and increased investments in technical sales personnel in our Specialty Carbon Black business.

Research and Development Costs

Research and applied technology expenses increased by €0.9 million from €2.3 million in the third quarter of 2013 to €3.3 million in the third quarter of 2014. This change does not represent a substantive change in our research and applied technology efforts, but rather the timing of expenditures for individual development programs.

Research and applied technology expenses for the nine months ended September 30, 2014 amounted to €9.3 million and are €1.6 million higher than in the nine months ended September 30, 2014.

General Administrative Expenses

General administrative expenses increased by €1.9 million from €12.3 million in the third quarter of 2013 to €14.1 million in the third quarter of 2014.

General and administrative expenses in the nine months ended September 30, 2014 amounted to €39.9 million as compared to €37.8 million in the nine months ended September 30, 2013.

Other Operating Income and Expenses

Other operating income and expenses, net increased by €(4.0) million from €(4.7) million in the third quarter of 2013 to €(8.7) million in the third quarter of 2014, mainly as a result of expenses and consulting fees related to the IPO and reduced gains from derivatives accounted for in the third quarter of 2014.

Other operating income and expenses, net increased by €4.6 million from €(17.1) million in the nine months ended September 30, 2013 to €(21.8) million in the nine months ended September 30, 2014 mainly as a result of reduced gains from foreign currency translation, reduced gains from derivatives and reduced income from cost transfer to business partners as well as transaction costs associated with the IPO.

Operating Result (EBIT)

Operating result decreased by €0.3 million, or 1.2%, from €27.8 million in third quarter of 2013 to €27.5 million in third quarter of 2014, reflecting all the factors described above.

Operating result slightly increased by €0.8 million, or 1.0%, from €81.9 million in the nine months ended September 30, 2013 to €82.8 million in the nine months ended September 30, 2014 demonstrating strong performance during that period covering even the one-time impact related to our IPO costs.

Finance Costs, Net

Finance costs, net increased by €(49.9) million from €(17.9) million in the third quarter of 2013 to €(67.8) million in the third quarter of 2014.

Finance costs, net increased by €(46.0) million from €(73.9) million in the nine months ended September 30, 2013 to €(119.9) in the nine months ended September 30, 2014.

Quarter to date as well as year to date result in 2014 was strongly affected by the refinancing effected concurrently with the IPO on July 25, 2014. The one time effects on July 25, 2014 related to early redemption fees on Euro denominated bond liabilities amounting to €21.3 million, early redemption fees on USD denominated bond liabilities of €15.0 million, the discharge of capitalized transaction expenses from our redeemed bond financing and revolving credit facility of €16.3 million and realized foreign currency losses on the USD portion of the old financing amounting to €11.7 million. In the period from January 1, 2014 to July 25, 2014 we incurred regular expenses from our old financing structure totaling to €52.2 million. For the period from July 26, 2014 to September 30, 2014 we incurred expenses from our new financing structure amounting to €7.2 million. Consequently interest expense for long-term indebtedness for the nine months ended September 2014 totals to €59.4 million (nine months ended September 30, 2013: €69.1 million). Financial Expenses in 2014 also include unrealized foreign currency losses on our new USD 358 million bank term loan amounting to €18.6 million due to the Euro depreciating against the U.S. Dollar from 1.3461 €/USD as at July 25, 2014 to 1.2583 €/USD as at September 30, 2014. Additionally third quarter financial result in 2013 was affected by foreign currency gains on our long term financing amounting to € 8.5 million.

Share of Profit or Loss of joint venture

Share of profit or loss of joint venture represents the dividend received from our German joint venture and amounted to less than €0.1 million in the third quarter of 2013 and €0.2 in the third quarter of 2014. This amount in the nine months ended September 30, 2014 remained on a comparable level to the share of profit or loss of joint venture in the nine months ended September 30, 2013.

Financial Result

Financial result is comprised of finance income, finance costs and share of profit or loss of joint ventures and increased by €49.8 million, or 279.2%, from €(17.8) million in the third quarter of 2013 to €(67.6) million in the third quarter of 2014 and increased from €(73.8) million in the nine months ended September 30, 2013 to €(119.6) million in the nine months ended September 30, 2014, reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes

Loss before income taxes for the third quarter of 2014 amounted to €40.1 million after a profit in the third quarter of 2013 of €10.0 million, reflecting all the factors described above and in particular the one time effects related to accrued expenses in connection with our IPO.

In the nine months ended September 30, 2014 we recorded a loss before income taxes of €36.8 million as compared to a profit before income taxes of €8.2 million in the nine months ended September 30, 2013, reflecting all the factors as described above.

Income Taxes

Income taxes amounted to €10.2 million in the third quarter of 2013 and were €10.8 million in the third quarter of 2014, reflecting the loss and profit in these periods.

The negative effective tax rate of (29.4%) for the third quarter of 2014 deviated from the expected group rate of (32%) primarily due to losses and deductible temporary differences of (29.2%) recognized in Germany, Brazil, South Africa, Portugal and Sweden. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities and other provisions further affected the rate by (35.2%). Partially offsetting these unfavorable impacts by 5.6% were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences related to prior year taxes, other non-deductible business expenses, and foreign tax rate differentials.

The negative effective tax rate of (125.8%) for the third quarter of 2013 deviated from the expected group rate of 30% primarily due to losses and deductible temporary differences of (57.4%) recognized in Germany, Brazil, South Africa, Portugal and Sweden. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, non-deductible foreign exchange expense in Korea, and non-deductible interest expenses in Poland, France and Italy further affected the rate by (58.1%). Offsetting these unfavorable impacts by 37.8% were benefits from tax rate changes and tax exempt income due to domestic production activities in the United States. The remaining differences related to prior year taxes, other non-deductible business expenses, and foreign tax rate differentials.

Profit or Loss for the Period

Profit or Loss changed by €46.3 million from €5.5 million profit in the third quarter of 2013 to €40.8 million loss in the third quarter of 2014, reflecting the effects of the items discussed above.

Loss for the period increased by €45.6 million for the nine months ended September 30, 2014 amounting to €47.6 million after a loss for the nine months ended September 30, 2013 amounting to €2.0 million.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution margin increased by €5.8 million, or 5.8%, from €100.3 million in the third quarter of 2013 to €106.1 million in the third quarter of 2014, mainly due to relatively higher sales volume in the Specialty Carbon Black segment and lower variable cost of sales in the third quarter of 2014 compared to the third quarter of 2013.

Total contribution margin for the nine months ended September 30, 2014 increased by €14.0 million, or 4.6%, and amounted to €316.2 as compared to €302.3 million in the nine months ended September 30, 2013. The total contribution margin in EUR/MT amounted to €421 for the nine months ended September 30, 2014 and €410 for the nine months ended September 30, 2013 mainly as a result of strong performance of our Specialty Carbon Black business.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA amounted to €50.6 million in the third quarter of 2013 and increased by 5.1% to €53.2 million in the third quarter of 2014, reflecting the higher sales volume and related increase of contribution margin and gross profit discussed above.

Adjusted EBITDA increased by €11.6 million, or 7.9%, from €147.6 million in the nine months ended September 30, 2013 to €159.2 million in the nine months ended September 30, 2014, reflecting the higher sales volumes and related increase of contribution margin and gross profit in 2014 compared to the same period of 2013.

Specialty Carbon Black

Revenue of the Specialty Carbon Black segment increased by €0.8 million, or 0.8%, from €100.2 million in the third quarter of 2013 to €101.0 million in the third quarter of 2014, mainly as a result of increased sales volume.

Sales volume of the Specialty Carbon Black segment increased by 1.3 kmt, or 2.6%, from 49.7 kmt in the third quarter of 2013 to 51.0 kmt in the third quarter of 2014, reflecting increased demand in the Americas and Europe.

Gross profit of the Specialty Carbon Black segment increased by €0.8 million, or 2.5%, from €33.2 million in the third quarter of 2013 to €34.1 million in the third quarter of 2014, in line with the higher sales volume discussed above and oil price changes, partially offset by product mix and despite an increase in depreciation and amortization in 2014.

Adjusted EBITDA of the Specialty Carbon Black segment decreased slightly by €0.1 million, or 0.3%, from €27.0 million in the third quarter of 2013 to €26.9 million in the third quarter of 2014.

Revenue of the Specialty Carbon Black segment increased by €6.8 million, or 2.3%, from €299.8 million in the nine months ended September 30, 2013 to €306.6 million in the nine months ended September 30, 2014, as a result of increased sales volume, especially in the Americas.

Sales volume of the Specialty Carbon Black segment increased by 9.1 kmt, or 6.3%, from 145.3 kmt in the nine months ended September 30, 2013 to 154.4 kmt in the nine months ended September 30, 2014, mainly reflecting increased demand in the Americas.

Gross profit of the Specialty Carbon Black segment increased by €3.4 million, or 3.5%, from €98.8 million in the nine months ended September 30, 2013, to €102.2 million in the nine months ended September 30, 2014, in line with the higher sales volume discussed above and oil price changes, partially offset by product mix and despite an increase in depreciation and amortization in 2014.

Adjusted EBITDA of the Specialty Carbon Black segment increased by €2.9 million, or 3.8%, from €76.5 million in the nine months ended September 30, 2013, to €79.4 million in the nine months ended September 30, 2014, mainly due to strong performance in Europe.

Rubber Carbon Black

Revenue of the Rubber Carbon Black segment decreased by €7.1 million, or 3.0%, from €235.9 million in the third quarter of 2013 to €228.8 million in the third quarter of 2014 mainly due to decreased oil prices, partially offset by favorable currency developments.

Sales volume of the Rubber Carbon Black segment improved slightly, increasing by 0.2 kmt, or 0.1%, from 195.2 kmt in the third quarter of 2013 to 195.4 kmt in the third quarter of 2014.

Gross profit of the Rubber Carbon Black segment increased by €7.7 million, or 21.6%, from €35.6 million in the third quarter of 2013 to €43.3 million in the third quarter of 2014 despite an increase in depreciation and amortization, primarily as a result of oil price changes, fixed cost savings from the closure of our Sines (Portugal) plant and improved manufacturing efficiencies associated with both headcount savings and our capital investment program, which also provided cost and yield improvement in the use of carbon black oil feedstocks, partially offset by production variances, base prices and overhead absorption.

Adjusted EBITDA of the Rubber Carbon Black segment increased by €2.7 million, or 11.3%, from €23.7 million in the third quarter of 2013 to €26.3 million in the third quarter of 2014, reflecting the development of gross profit, without the impact of depreciation and amortization.

Revenue of the Rubber Carbon Black segment decreased by €33.0 million, or 4.5%, from €728.0 million in the nine months ended September 30, 2013 to €695.0 million in the nine months ended September 30, 2014 mainly due to unfavorable currency developments and carbon black oil prices and despite a slight increase in sales volume.

Sales volume of the Rubber Carbon Black segment improved slightly increasing by 4.4 kmt, or 0.7%, from 592.8 kmt in the nine months ended September 30, 2013, to 597.2 kmt in the nine months ended September 30, 2014.

Gross profit of the Rubber Carbon Black segment increased by €10.6 million, or 9.2%, from €115.1 million in the nine months ended September 30, 2013, to €125.8 million in the nine months ended September 30, 2014, despite an increase in depreciation and amortization, primarily as a result of fixed cost savings from the closure of our Sines (Portugal) plant and improved manufacturing efficiencies associated with both headcount savings and our capital investment program, which also provided cost and yield improvement in the use of carbon black oil feedstocks.

Adjusted EBITDA of the Rubber Carbon Black segment increased by €8.7 million, or 12.2%, from €71.1 million in the nine months ended September 30, 2013, to €79.8 million in the nine months ended September 30, 2014, reflecting the development of gross profit, excluding depreciation and amortization.

Liquidity and Capital Resources

	Three months ended Sep 30,
	2014 in million EUR	2013 in million EUR
Cash flows from (used in) operating activities	58.3	62.0
Cash flows from (used in) investing activities	(17.6)	(20.1)
Cash flows from (used in) financing activities	(1.2)	(15.4)

Change in cash	39.5	26.5

Cash and cash equivalents at the end of the period	83.9	70.3

	Nine months ended Sep 30,
	2014 in million EUR	2013 in million EUR
Cash flows from (used in) operating activities	112,2	135.0
Cash flows from (used in) investing activities	(37.2)	(58.6)
Cash flows from (used in) financing activities	(63,6)	(78.6)

Change in cash	11.4	(2.2)

Cash and cash equivalents at the end of the period	83.9	70.3

Third Quarter of 2014 Cash Flows

Cash inflows from operating activities in the third quarter of 2014 amounted to €58.3 million and consisted of a consolidated loss for the period of €40.8 million, adjustments of €16.7 million, primarily for noncash items (of which €19.2 million were depreciation and amortization partly offset by changes in other comprehensive income of €2.5 million), cash inflow from Net Working Capital of €20.4 million and the exclusion of net financing costs of €67.8 million.

Cash outflows from investing activities in the third quarter of 2014 amounted to €17.6 million and related to further expansion and improvement projects especially in the United States and Germany.

Cash flows for financing activities in third quarter 2014 were strongly influenced by the refinancing of Orion’s indebtedness concurrently with the IPO on July 25, 2014.

An amount of €492.0 million was repaid in connection with the redemption of Orion’s external bond financing. Additionally, Orion discharged its B PECs (shareholder loan) in full leading to a further reduction of the external indebtedness of €279.6 million (€67.4 million (excluding accrued interest) paid in cash and € 212.2 million contributed to equity). Orion received cash inflows, net of transaction costs amounting to €645.7 million from its new bank term loan, of which, apart from the repayments on the long-term indebtedness, €37.2 million was used to repay the amounts drawn under the old revolving credit facility as per June 30, 2014. Interest payments in the third quarter were mainly due to early redemptions fees of €36.3 million in connection with the redemption of our bond financing, regular payments on our old financing structure of €21.3 million (€7.0 million with respect to the bond financing, and €14.3 million with respect to B PECs) and €6.1 million of interest payments on our new bank term loans. We received cash inflows from interest and similar income of €15.4 million mainly resulting from short term foreign currency hedges securing foreign currency losses from our USD bank term loan.

Third Quarter of 2013 Cash Flows

Cash inflows from operating activities in the third quarter of 2013 amounted to €62.0 million and consisted of a consolidated gain for the period of €5.5 million, adjustments for non-cash items (depreciation and changes in OCI) of €4.8 million, cash inflow from Net Working Capital of €2.4 million, the exclusion of net financing costs of €17.9 million and cash inflow from other assets and liabilities totaling €26.8 million mainly due to VAT reimbursed from Italian and Swedish tax authorities.

Cash outflows from investing activities in the third quarter of 2013 amounted to €20.1 million and included investments in our production facilities in Korea and the United States.

Cash outflows from financing activities was mainly composed of interest paid on our BPECs of €15.1 million.

First nine months of 2014 Cash Flows

Cash inflows from operating activities in the nine months ended September 30, 2014 amounted to €112.2 million and consisted of a consolidated loss for the period of €47.6 million, adjustments of €57.3 million, primarily for noncash items (of which €57.1 million were depreciation and amortization), cash outflow from Net Working Capital of €9.0 million, the exclusion of net financing costs of €119.9 million and cash paid for income taxes of €11.1 million.

Cash outflows from investing activities in the first half year of 2014 amounted to €37.2 million and related to further expansion and improvement projects.

Besides the effects from the refinancing described above in connection with the IPO on July 25, 2014 cash outflows for financing activities in the nine months ended September 30, 2014 represented our interest payments of €45.4 million on our old financing structure as well as a voluntary 10% redemption of original outstanding principals amount of senior secured notes €61.1 million (prior to their redemption in the refinancing).

First nine months of 2013 Cash Flows

Cash inflows from operating activities in the nine months ended September 30, 2013 amounted to €135.0 million and consisted of a consolidated loss for the period of €2.0 million, adjustments of €37.3 million, primarily for noncash items (mostly depreciation and amortization), cash inflow from Net Working Capital of €18.2 million, the exclusion of net financing costs of €73.9 million, cash inflow from other assets and liabilities totaling €26.8 million mainly due to VAT reimbursed from Italian and Swedish tax authorities and cash outflow from taxes paid of €19.6 million.

Cash outflows from investing activities in the nine months ended September 30, 2013 amounted to €58.6 million and included investments in our Korean production line as well as in our new global SAP platform.

Cash outflows from financing activities totaling €78.6 was mainly composed of interest paid on our senior secured notes and on our shareholder loan and by drawing of short term borrowings under our old revolving credit facility.

Net Working Capital (Non-IFRS Financial Measure)

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	September 30, 2014	June 30, 2014	December 31, 2013
	in million EUR	in million EUR	in million EUR
Inventories	142.7	142.9	123.2
Trade receivables	222.7	228.0	197.6
Trade payables	(122.7)	(115.4)	(99.5)

Net Working Capital	242.7	255.5	221.3

Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2013 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €20.0 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility. As of September 30, 2014, Net Working Capital decreased to €242.7 million compared to June 30, 2014 of €255.5.

Capital Expenditures (Non-IFRS Financial Measure)

We define Capital Expenditures as amounts for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.

Capital Expenditures in the third quarter of 2014 amounted to €17.6 million and €37.2 million in the nine months ended September 30, 2014, and were mainly composed of expenditures for performance improvement projects in the United States and in Germany and maintenance projects in our remaining plants. We plan to finance our Capital Expenditures with cash generated by our operating activities.